

December 21, 2023

Dajiang Guo
Chief Executive Officer
AlphaTime Acquisition Corp
500 5th Avenue, Suite 938
New York, NY 10110

  Re: AlphaTime Acquisition Corp
    Form 10-K for the Year Ended December 31, 2022
    Filed March 24, 2023
    File No. 001-41584

Dear Dajiang Guo:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Evaluation of Disclosure Controls and Procedures, page 76

1. We could not locate the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures pursuant to Item 307 of Regulation S-K. Please clarify and/or revise your periodic reports filed to date to include the required disclosures.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 with any questions.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Blankenship, Winston & Strawn